Exhibit 12

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2005		2004
Earnings available to cover fixed charges:
Income from continuing operations	$10,363		$11,744
Interest expense	18,059		15,677
Other expenses	448		850
Minority interest convertible into Common Stock	510		474
Discontinued operations	1,420		2,038

Earnings available to cover fixed charges	$30,800		$30,783

Fixed charges:
Interest expense	$18,059		$15,677
Interest capitalized	2,003		1,866

Fixed charges	$20,062		$17,543
Preferred stock dividends	4,468		2,183

Fixed charges and preferred stock dividends	$24,530		$19,726

Earnings available to cover fixed charges	$30,800		$30,783
Divided by fixed charges	$20,062		$17,543

Ratio of earnings to fixed charges	1.5	x	1.8	x

Earnings available to cover fixed charges	$30,800		$30,783
Divided by fixed charges and preferred stock dividends	$24,530		$19,726

Ratio of earnings to combined fixed charges and preferred stock dividends	1.3	x	1.6	x